Goodwin Procter The New York Times Building 620 Eighth Avenue New York, NY 10018

VIA EDGAR

July 19, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ibolya Ignat, Lynn Dicker, Dillon Hagius and Alan Campbell

Re:	Phoenix Biotech Acquisition Corp.
Registration Statement on Form S-4
Filed June 7, 2023
File No. 333-272467

Ladies and Gentlemen,

On behalf of Phoenix Biotech Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated July 5, 2023 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-4

Cover Page

1.	Please revise your cover page, Q&A, and Summary, as necessary, to include the following information:

●	on December 16, 2022, in connection with PBAX’s First Extension proxy, holders of 16,211,702 shares of your Class A common stock exercised their right to redeem their shares resulting in a payment of $167,693,708 from the trust account;

●	any additional redemptions resulting from the Second Extension proxy; and

●	a quantification of the total amount of funds available in the trust account as of the latest practicable date.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and pages ix, 1, 2, 14, 149, and 179 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 19, 2023

2.	Please clearly and prominently disclose on the cover page, in the Q&A and in the Summary that (1) your Sponsor controls, and your CEO beneficially owns, a majority of your outstanding shares of common stock; (2) your CEO is the manager of your Sponsor; (3) your Sponsor has agreed to vote in favor of the Business Combination Proposal and all other Proposals; and (4) as a result, the Business Combination Proposal and all other Proposals will be approved regardless of how the Class A stockholders vote. Please also revise to discuss the possibility that the Combined Company will be a “controlled company” under Nasdaq rules and, as a result, may elect not to comply with certain corporate governance requirements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and pages viii, 4, 12, 13 and 79 of the Amended Registration Statement in response to the Staff’s comment.

3.	You disclose that PBAX’s “public stockholders” are expected to hold between 18.7% and 8.1% of the Combined Company’s common stock under “no redemptions” and “maximum redemptions” scenarios. Please revise your disclosure to separately include the ownership percentages of the Sponsor, CERo stockholders, and any other significant stockholders of the Combined Company. In your revisions, please ensure that the ownership percentages of the Sponsor and your other stockholders are presented separately.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and pages viii, 4 and 125 of the Amended Registration Statement in response to the Staff’s comment.

4.	Please revise the cover page and Q&A, where appropriate, to discuss the deficiency notice received from Nasdaq that is described on page F-40. In your revisions, please discuss whether this notice would impact the ability of the Combined Company to list on Nasdaq and disclose whether the current intentions of the parties are to waive the Nasdaq listing condition if the stock of the Combined Company is not approved for listing.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and pages 2, 84 and 179 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 19, 2023

Market and Industry Data, page ii

5.	We note your statement that you have not independently verified the market and industry data contained in the proxy statement/prospectus and that your own internal research has not been verified by any independent source. These statements may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete these statements or specifically state that you are liable for such information.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page ii of the Amended Registration Statement in response to the Staff’s comment.

Frequently Used Terms, page v

6.	Please revise your definition of the term “Business Combination Consideration” to quantify the amount and/or value of the consideration, including the Earn-out Shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages vii and viii of the Amended Registration Statement in response to the Staff’s comment.

Questions and Answers About the Proposals, page vi

7.	Please revise this section as well as the section titled “Summary of the Proxy Statement/Prospectus,” where appropriate, to include a discussion of the Combined Company’s liquidity position following the Business Combination. In your revisions, please describe and quantify the payments required to be made by the Combined Company following the Business Combination, including transaction expenses, as well as any other debt obligations of the Combined Company. In your discussion, please include disclosure regarding the Combined Company’s liquidity position if the Available Closing Cash condition is waived.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page x in response to the Staff’s comment.

What will CERo stockholders and holders of CERo options receive in the Business Combination?, page vi

8.	Please revise this Q&A to: (1) disclose the “certain trading milestone events” that trigger the release of the Earnout Shares and (2) explain what would constitute a “change of control.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and pages iv, vi and vii of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 19, 2023

Did the Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?, page viii

9.	Please revise to explain why RNA Advisors did not evaluate or take into account the Earn-Out Consideration. To the extent PBAX instructed RNA Advisors to omit the Earn-Out Consideration from its analysis as indicated on Annex F-1, please revise to explain why PBAX gave this instruction. Please similarly revise, as necessary, the Summary section and the section entitled “Opinion of the Financial Advisor to the Board” on page 130 and file a consent from RNA Advisors as an exhibit. Refer to Rule 436 and Securities Act Section 7.

Response: The Company advises the Staff that it did not instruct RNA Advisors to omit the Earn-Out Consideration from its analysis. As noted in the fairness opinion, the phrase “at your direction” on Annex F-1 applied only to the assumption of the aggregate value of the Merger Consideration. The Company advises the Staff that it has revised the disclosure on pages ix and 136 of the Amended Registration Statement in response to the Staff’s comment. In addition, the Company advises the Staff that the consent of RNA Advisors is being filed as Exhibit 99.2.

Will New CERo obtain new financing in connection with the Business Combination and are there any arrangements. . ., page viii

10.	Please revise this Q&A to: (1) clarify that there is currently no new financing currently in place in connection with the Business Combination that would satisfy the condition that there be $30 million in Available Closing Cash; (2) clarify that there is no guarantee that you will obtain this financing; and (3) explain what would happen to the Business Combination if new financing is not obtained. Please also reconcile the statement that the Business Combination Agreement permits the condition that there be least $5,000,001 of net tangible assets to be waived by PBAX or CERo with the statement on page xii that this condition cannot be waived. Ensure that statements about whether this condition is waivable are consistent throughout the filing.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages x, xi and 93 of the Amended Registration Statement in response to the Staff’s comment.

What happens if a substantial number of stockholders vote in favor of the Business Combination Proposal and exercise redemption rights?, page xi

11.	Please revise your presentation in this Q&A as follows:

●	Prior to the presentation of the fully-diluted ownership table, please include an ownership table that shows ownership of the Combined Company based on the anticipated number of shares of outstanding New CERo common stock immediately following the Business Combination, at each of the redemption levels included in your sensitivity analysis;

●	Revise your presentation to avoid commingling shares owned by your Sponsor, Cantor Fitzgerald or CCM and shares owned by your other stockholders. In that regard, we note that the “Public Shares” figure appears to include both shares owned by your Sponsor, Cantor Fitzgerald and CCM as well as shares owned by your other stockholders;

●	Revise your fully-diluted ownership table to include the Earnout Shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the presentation on pages xv to xvii of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 19, 2023

Do the Sponsor or any of PBAX’s directors or officers have interests that may conflict with my interests with respect to the Business. . ., page xiii

12.	Please highlight the risk that the Sponsor will benefit from the completion of a Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Similarly, highlight this risk on pages 8 and 139 in the related sections.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xviii to xx, pages 10 to 12 and 145 to 148 of the Amended Registration Statement in response to the Staff’s comment.

13.	Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the Sponsor and the Company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the Business Combination. In this regard, we note your disclosure on page 129 that Brian Atwood, who has served as your Chairman since October 2021, previously served as a consultant to CERo.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xviii to xx, pages 10 to 12 and 145 to 148 of the Amended Registration Statement in response to the Staff’s comment.

14.	Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a Business Combination. In this regard, we note the following payments, which are mentioned on pages 162, 173, and 174, are not mentioned in this section:

●	the Sponsor deposited $550,000 to the Trust Account and will have deposited an additional $150,000 after June 8, 2023 in connection with the extension of the Business Combination period;

●	PBAX entered into a promissory note with the Sponsor for a loan up to $1,500,000 under which there was $650,000 of outstanding borrowings under the working capital loan arrangement as of March 31, 2023; and

●	PBAX paid the spouse of its CEO a monthly consulting fee of $15,000.

Additionally, please file this promissory note and any other written agreement connected to these events as exhibits to the registration statement or advise. Refer to Item 601(b)(10)(ii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xviii, 10 and 146 of the Amended Registration Statement in response to the Staff’s comment. In addition, the Company advises the Staff that the promissory note is being filed as Exhibit 10.19.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 19, 2023

Summary of the Proxy Statement/Prospectus

CERo, page 2

15.	Please revise your disclosure here and in the first paragraph on page 176 to clarify whether CERo has submitted an IND application to the FDA for its planned clinical trial and, if not, whether CERo needs to complete additional preclinical studies before submitting an IND. To the extent CERo has not submitted an IND, please also briefly revise further to reflect your disclosure on page 27 that CERo cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 3 and 183 of the Amended Registration Statement in response to the Staff’s comment.

Pro Forma Ownership of New CERo Upon Closing, page 3

16.	Please disclose the Sponsor and its affiliates’ total potential ownership interest in the Combined Company, assuming exercise and conversion of all securities. We further note your disclosure (i) on the cover page indicating that PBAX’s public stockholders are expected to hold 18.7% of the common stock of New CERo and (ii) on page 241 indicating that the Sponsor will own 45.6% of New CERo, in each case assuming no redemptions. Please reconcile your disclosure here and throughout the prospectus, including on page 120, where the public stockholders’ and the Sponsor’s ownership of New CERo is discussed. Alternatively, please advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page, pages 4 and 125 of the Amended Registration Statement in response to the Staff’s comment.

Related Agreements

Investor Rights Agreement, page 6

17.	Please disclose the number of shares subject to the Investor Rights Agreement and Lockup Agreement. Please also revise to describe the terms of the lock-up arrangements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 8 and 168 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 19, 2023

Sources and Uses of Funds for the Business Combination, page 13

18.	Please revise here and on page 142 to refrain from including the PIPE Investment Amount in this table until definitive documentation relating to the PIPE Investment is executed. Please also tell us whether the deferred underwriting commission is included in this table. To the extent it is not, please tell us why.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the presentation on pages 16 and 148 of the Amended Registration Statement in response to the Staff’s comment.

New CERo’s proposed charter will provide that the Court of Chancery of the State of Delaware and the federal district courts. . ., page 74

19.	Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim. Similarly revise the choice of forum disclosure on page 258.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 77 and 265 of the Amended Registration Statement in response to the Staff’s comment.

Risks Related to PBAX, the Business Combination and Redemptions, page 79

20.	Please highlight the material risks to Public Warrant holders, if any, arising from the differences between the Public Warrants and the Private Placement Warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem Public Warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the Warrants become eligible for redemption. Please also quantify the value of the Warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 88 and 89 of the Amended Registration Statement in response to the Staff’s comment.

Underwriting Fees as a Percentage of Initial Public Offering Proceeds Net of Redemptions, page 94

21.	Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the presentation on page 99 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 19, 2023

Background of the Business Combination, page 120

22.	Please disclose what role, if any, your advisor Ryan Gilbert served in the Business Combination. Please also clarify what role Launchpad Capital served in the Business Combination in its role as manager of the Sponsor.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 126 of the Amended Registration Statement in response to the Staff’s comment.

PBAX’s Interaction with Intrinsic, page 125

23.	Please disclose any material events between October 31, 2022 and December 6, 2022 that impacted the willingness or ability of the parties to consummate the Intrinsic Business Combination. Please also detail the “market conditions” that led to the Termination Agreement with Intrinsic and disclose whether PBAX paid any fees in connection with the Termination Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 132 of the Amended Registration Statement in response to the Staff’s comment.

Engagement with CERo, page 128

24.	We note that PBAX’s initial draft LOI, sent to CERo on December 14, 2022, included a minimum cash condition and that the parties have agreed to pursue a PIPE investment in connection with the Business Combination. We further note, however, there is no discussion of what steps, if any, the parties have undertaken to pursue the PIPE investment and ensure satisfaction of the minimum cash condition. Please revise to describe events related to the PIPE investment or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the parties to the Business Combination are still in the process of determining the terms and conditions of the PIPE transaction and no potential investors have subscribed to the PIPE at this time. The Company has revised the disclosure on page x of the Amended Registration Statement in response to the Staff’s comment, and advises the Staff that it intends to update its disclosures related to the PIPE transaction in future amendments.

25.	Please revise to disclose the qualitative and quantitative analyses conducted by PBAX’s board of directors to determine that CERo’s pre-money enterprise value of $50 million was reasonable. To the extent PBAX’s board of directors did not conduct these analyses, please so state.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 134 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 19, 2023

Opinion of the Financial Advisor to the Board, page 130

26.	We note disclosure on page 131 that, in connection with RNA’s review of the Merger and developing of its opinion, it reviewed certain information, “among other things.” To the extent not already disclosed, please revise to include all material information used or relied on by RNA in rendering its fairness opinion. In this regard, you also state that, in arriving at its opinion, RNA “discussed CERo’s historical, current and projected operations, financial condition and prospects with PBAX and CERo” Please analyze whether these conversations included projections that are required to be disclosed pursuant to Item 1015(b)(6) of Regulation M-A and advise.

Response: The Company advises the Staff that the disclosure includes all material information used or relied on by RNA in rendering its fairness opinion, and the prospective information referenced in the comment above related to CERo’s clinical development strategy. In that regard, CERo provided “cash burn” projections through the second quarter of 2025. However, RNA considered the cash burn projections only to evaluate and inform its understanding of CERo’s clinical development strategy. RNA did not otherwise utilize the cash burn projections in any of its valuation methodologies.

27.	Please disclose whether RNA included any deSPAC’d companies in its public company market value analysis and, if so, which ones. To the extent RNA did not include any deSPAC’d companies in this analysis, please explain why.

Response: The Company advises the Staff that RNA did not consider it to be materially relevant as to whether or not the companies included in its public company market value analysis were deSPAC’d companies. Instead, RNA’s public company market value analysis was focused on identifying and analyzing comparable cell therapy companies. For the avoidance of doubt, RNA did not actively seek out, or actively avoid, using deSPAC’d public companies in connection with its public company market value analysis.

Summary of Financial Analyses, page 133

28.	To the extent there were other companies or transactions that met the selection criteria for any of your three specific valuation methodologies that were not included in the analysis, please disclose this information and explain why they were excluded.

Response: The Company advises the Staff that in the private company transactions analysis, RNA excluded one company that otherwise met the selection criteria because only one of that company’s five product candidates involved cell therapy, and therefore that company was not a “pure play” cell therapy company. In the public company market analysis, RNA excluded one company that otherwise met the selection criteria because the company had a commercialized product with revenues, and therefore it was not comparable to the Company or the other development stage companies that were included in the analysis. Including both of the excluded companies would have increased the valuation range for purposes of RNA’s analysis. The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 140 and 141 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 19, 2023

Licensing transactions, page 135

29.	Please explain why RNA estimated the gross-up factor by assessing the deal terms from the Bristol Myers Squibb—Century Therapeutics licensing transaction from January 2022.

Response: The Company advises the Staff that RNA used the Bristol Myers Squibb – Century Therapeutics licensing transaction from January 2022 to estimate the gross-up factor because it was a recent transaction that had public information available for RNA to use in its analysis. In addition, RNA determined that the 1.6X gross-up factor resulting from the Bristol Myers Squibb – Century Therapeutics licensing transaction was a conservative estimate.

Miscellaneous, page 137

30.	Please quantify any compensation previously paid to RNA Capital in connection to the abandoned Intrinsic Business Combination. Refer to Item 1015(b)(4) of Regulation M-A.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 143 of the Amended Registration Statement in response to the Staff’s comment.

The Board’s Reasons for Approval of the Business Combination, page 138

31.	You disclose the PBAX board considered the opportunity to “rapidly” advance CER-T into human clinical trials. Please revise to remove any implication that New CERo will be successful in developing its product candidates in a rapid or accelerated manner as such statements are speculative. In this regard, we note your risk factor disclosure on page 26 that CER-T technology is “a relatively new approach to T cell gene therapy” and “may also not be shown to be effective in clinical studies that we may conduct, or may be associated with safety issues that may negatively affect the development of our product candidates.” Moreover, to the extent that New CERo plans to use a material portion of the funds received from the Business Combination to develop any specific pipeline candidates, please disclose the amounts it expects to allocate to each candidate and specify how far in the clinical development for each of these product candidates it expects to reach.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 144 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 19, 2023

32.	We note your statement that CERo has been backed by a strong syndicate of investors including Arch, Milky Way and Lyell. Please revise your disclosure to (i) quantify the size of each entity’s investment in CERo, (ii) disclose whether these entities were approached to participate in the PIPE Investment and (iii) confirm whether or not each entity is anticipated to participate in the PIPE.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 144 of the Amended Registration Statement in response to the Staff’s comment.

Anticipated Accounting Treatment of the Business Combination, page 144

33.	You disclose that the transaction you refer to as a Business Combination will be accounted for as an asset acquisition, and state that CERo has concluded that PBAX is the acquiror based on the higher relative importance of PBAX’s equity issuance in the Business Combination and the subsequent control of CERo’s operations by PBAX management. Please provide us your analysis, explaining why CERo as opposed to PBAX made the determination. Explain to us in more detail why the transaction does not qualify as the acquisition of an asset by CERo, given that PBAX likely does not meet the definition of a business. In your response explain why, upon the closing of the Business Combination, PBAX will change its name to “CERo Therapeutics Holdings, Inc., and confirm who the independent auditor will be going forward for the Combined Company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Wolf & Company will be the independent auditor of the Combined Company. We also advise the Staff that both the CERo and PBAX management teams (together “Management”) determined PBAX is the accounting acquirer and the acquisition of CERo by PBAX should be accounted for an asset acquisition based on the following assessment.

In accordance with ASC 805-10, the first step is to determine if the legal acquirer has obtained control the target. Under both the No Redemption and Maximum Redemption scenarios, it is expected that PBAX shareholders will own a greater than 50.1% interest in the combined company, therefore providing PBAX shareholders’ control. ASC paragraph 810-10-15-8 specifies that the usual condition for obtaining control is the ownership of more than 50% of the outstanding voting interest of another entity; therefore, Management determined that PBAX shareholders will have control of the combined company.

Per KPMG’s Business Combination guide, Special considerations apply when a new entity (NewCo) is formed to effect a transaction. A newly formed entity with precombination activities deemed to be significant (i.e., NewCo is substantive), but which do not constitute a business, can be the acquirer in a business combination. That is, the accounting acquiree must be a business for the transaction to be a business combination, but it is not necessary that the accounting acquirer be a business. A nonsubstantive NewCo could indicate the transaction is not a business combination or that another entity (e.g., one of the combining entities) is the acquirer. Based on ASC 805-10-55-15, Management determined that PBAX has significant precombination activities including the raising of capital, identifying CERo as the target, promoting the business combination and will also continue to survive on a go-forward basis. Management does recognize that upon completion of the Business Combination that PBAX will legally change its name to CERo Therapeutics Holdings, Inc., which is a standard practice with SPAC transactions in order to maintain the name recognition of the target entity.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 19, 2023

In most business combinations effected primarily through the exchange of equity interests, the acquirer is the entity that issues the new equity interests. However, ASC paragraphs 805-10-55-10 through 55-15 consider other pertinent facts and circumstances in identifying the acquirer in such business combinations, including the factors described in ASC paragraph 805-10-55-12. Upon completion of the Business Combination, PBAX will be the entity that will be issuing its equity interests to acquire CERo, and also considered paragraphs 55-10 through 55-15. The FASB did not provide any hierarchy for these factors. Some factors may be more relevant to identifying the acquirer in one combination and less relevant in others. Judgment is required in instances where the various factors individually point to different entities as the acquirer. Included below is a summary of the factors analyzed and the indications as to whether that factor supports Phoenix or CERo as the accounting acquirer:

Based on Management’s evaluation of these factors, Management determined PBAX should be considered the accounting acquirer.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 19, 2023

Business of CERo and Information About CERo, page 176

34.	We note your statement that you believe that your CER-T constructs will shorten development timelines and enhance commercial application. This statement appears to be premature given your current stage of development. You may state, if true, that you believe that your CER-T constructs can be developed more efficiently than current industry standards.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 183 of the Amended Registration Statement in response to the Staff’s comment.

35.	We note your statement here and on page 189 that your Phase 1 trial of CER-1236 is intended to offer “clinical proof” of safety. Please remove this statement. You may state that your Phase 1 clinical trial is intended to evaluate the safety of CER-1236, if true. Please also remove the statements on pages 176 and 189 that you “believe CER-1236 has the potential to be a best-in-class therapy for the targeted indications, if approved, differentiated by its safety, tolerability, efficacy and clinical benefit over current therapeutic alternatives” and that CER-1236 will be “differentiated by its safety, tolerability, efficacy and clinical benefit over current therapeutic alternatives.” As CER-1236 is still in its pre-clinical stage, these statements appear to be speculative as safety and efficacy determinations are in the exclusive purview of the FDA or comparable foreign regulators.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 184 of the Amended Registration Statement in response to the Staff’s comment.

Intellectual Property, page 191

36.	Please disclose whether you have received patent protection for any of the technology related to the CER-1236. If so, identify the type of patent protection (e.g., composition of matter, use, or process) for any material patents, the expected expiration date, and the jurisdiction on an individual basis. In addition, please revise to disclose for each material patent and patent application the specific product candidate(s) or technologies to which such patents or patent applications relate and the type of patent protection. Please also clarify which U.S. patent applications were “allowed” and explain the significance of this determination, if any. Please also ensure that your risk factor disclosure concerning your ownership of these patents is consistent. In this regard, we note your statement on page 61 that you “have rights to certain intellectual property, under issued patents that we own, related to CER-1236 and certain other product candidates.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 63 and 199 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 19, 2023

Unaudited pro forma condensed combined financial information, page 229

37.	You state that your pro forma balance sheet on page 232 does not give consideration to any transaction accounting adjustments related to a proposed PIPE financing, and we note that a key closing condition for the completion of the Business Combination is the availability of proceeds from additional financing. You disclose that there are current uncertainties around the timing, amount, structure, and other variables with respect to the receipt of additional funds. We remind you that Rule 11-01(a)(8) of Regulation S-X notes that pro forma information should be provided when consummation of transactions have occurred or are probable. Please confirm that you have obtained the required financing, and adjust your pro forma balance sheet as appropriate. Alternatively, please tell us how you determined that new financing, and the Business Combination that is contingent on additional financing are considered probable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the parties to the Business Combination are still in the process of determining the terms and conditions of the PIPE transaction and no potential investors have subscribed to the PIPE at this time. Per Article 11 Reg. 210. 11-02 (b) (6) (iii), the pro forma adjustments must be factually supportable. Until certain terms such as issuance price, number of shares, etc. have been finalized and the PIPE has been subscribed, we believe including such financing would not be factually supported and potentially misleading to potential investors.

38.	Please revise to present a column for Historical CERo, a separate column for CERo’s Transaction Accounting Adjustments, for example, the June 4, 2023 bridge financing, and a column for Pro Forma CERo, instead of combining CERo’s Transaction Accounting Adjustments with those related to the Business Combination, or advise why your current presentation is considered appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in connection to our response to question 37, that once the PIPE transaction has been subscribed, the Unaudited Pro Forma Condensed Combined financial statements will be revised to include a separate Financing Transactions column in both the Statement of Operations and Balance Sheet. As it relates to the Pro Forma CERo, we believe the inclusion of such a column is inconsistent with the presentation in previous SEC filings.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 238

39.	Please tell us, and revise as necessary, why the pro forma adjustments BB, CC, and DD are not reflected in the Unaudited Pro Forma Condensed Combined Detailed Adjusted Statement of Operations for the Three Months Ended March 31, 2023.

Response: The Company respectfully acknowledges the Staff’s comment. Pro forma adjustments BB, CC, and DD are related to non-recurring transaction costs, and the expensing of IPR&D. Per Article 11 Reg. 210.11-02 (b) (6), pro forma adjustments related to the pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented. Under this guidance, the Unaudited Pro Forma Condensed Combined Statement of Operations appropriately reflects these adjustments as if the merger was consummated on January 1, 2022. As these adjustments are nonrecurring, they do not impact the interim period for the Three Months Ended March 31, 2023.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 19, 2023

Beneficial Ownership, page 240

40.	Please identify in a footnote to the table all natural persons who have voting and/or investment power over the shares held by Saba Capital Management, L.P., and Shaolin Capital Management LLC.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 248 of the Amended Registration Statement in response to the Staff’s comment.

41.	We note that under your maximum redemption scenario, Chris Ehrlich would appear to be the majority shareholder of the Combined Company. Please explain what would happen to the 200,000 Earnout Shares of Class A Common Stock that are to be granted to CERo shareholders in the event of a change of control if Mr. Ehrlich and the Sponsor control a majority New CERo’s voting stock immediately following the Business Combination and then cease to own a majority of New CERo’s voting stock in the future. Moreover, please reconcile this scenario with your statement on page 14 that “[e]xisting investors in CERo will have the majority of the voting power of New CERo.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page iii of the Amended Registration Statement in response to the Staff’s comment.

Management of New CERo, page 271

42.	Please clarify whether Robert Sikorski, M.D., Ph.D. will serve as a director on the New CERo Board. As currently drafted, he is only listed as a consultant.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Robert Sikorski, M.D., Ph.D. will not serve as a director on the New CERo Board and is currently contemplated to serve as a consultant to New CERo, as reflected on page 278 of the Amended Registration Statement.

Compensation of Directors and Executive Officers, page 275

43.	When available, please disclose the material terms of each named executive officer’s employment agreement with the Combined Company and file any connected employment agreements as exhibits to the registration statement. Refer to Item 601(b)(10)(iii) of Regulation S-K. In this regard, you state this information is disclosed in a section entitled “CERo Executive and Director Compensation — Employment, Severance, and Change in Control Agreements” but we were unable to locate this section. With reference to your disclosure on page 129, please also disclose whether a compensation consultant has been engaged to review the proposed terms of Messrs. Atwood and Ehrlich. To the extent a consultant has not been engaged, please revise your disclosure on page 129 accordingly.

Response: With respect to the material terms of each named executive officer’s employment agreement with the Combined Company, the Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to disclose the material terms of each named executive officer’s employment agreement, and to file any connected employment agreements, as exhibits to the Registration Statement prior to any request that the Staff grant effectiveness to the Registration Statement. With respect to the disclosure regarding Messrs. Atwood and Erlich, the Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 135 of the Amended Registration Statement in response to the Staff’s comment.

Financial Statements

CERo Therapeutics, Inc.

Notes to Financial Statements

Note 2 - Significant Accounting Policies

Convertible preferred stock, page F-49

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 19, 2023

44.	Your statement that you have elected to present your convertible preferred stock as mezzanine equity does not appear to be appropriate, since mezzanine classification as opposed to permanent equity classification appears to be mandatory under ASC 480-10-S99-3A(2.) Please revise or advise. In addition, please disclose the method you will apply to record subsequent adjustments to the carrying value under ASC 480-10-S99-3A(15), if and when redemption becomes probable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-49. The Company acknowledges the presentation of its convertible preferred stock is mandatory in financial statements filed with the SEC and shall remove any reference to “elected to present” and will replace with “As a result, the shares of the Company’s convertible preferred stock are considered contingently redeemable, and therefore is presented within mezzanine equity in its balance sheets. Additionally, the convertible preferred stock is redeemable upon certain events (if and when they become probable) disclosed in the footnote and therefore believe it is more appropriate to record subsequent adjustments to the carrying value immediately as they occur at the end of each reporting period. Therefore, the Company will revise the following disclosure to the footnote as follows, “Subsequent adjustments to the carrying value will be made to adjust the redemption values immediately as they occur at the end of each reporting period when it becomes probable that such redemption will occur.”

General

45.	We note the consummation of the Business Combination is conditioned on there being at least $30 million in Available Closing Cash and your disclosure on page 230 that, as of June 2, 2023, a PIPE subscription agreement to meet this cash condition has not been executed. We also note that, as a result, you have decided to present your redemption scenarios with pro forma cash deficits. Revise your disclosure throughout your registration statement when referring to this Available Closing Cash condition to:

●	clarify the extent to which the financing has been committed to by all parties involved, highlighting the extent to which such financing has not yet been obtained;

●	disclose the parameters of CERo’s ability to waive the condition, its most current intentions to implement such a waiver, and that the Combined Company may have insufficient capital to conduct and grow its business in the manner described in the proxy statement/prospectus if CERo were to waive the condition;

●	discuss the requirement that the Combined Company have net tangible assets worth at least $5,000,001 immediately after the Closing;

●	disclose, if true, that any cash deficit must be sufficiently augmented by additional funds for the Business Combination to become effective;

●	add a Question and Answer to discuss the Available Closing Cash condition that clearly discloses whether this condition may be waived by a party;

●	confirm that you will update all such disclosures in future amendments, including the pro forma ownership of the Combined Company, to your registration statement for any changes in the status of the financing and intention of involved parties to waive the financing.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages x, xi, xvi, xvii, 4, 5 and 34 of the Amended Registration Statement in response to the Staff’s comment. In addition, the Company acknowledges the Staff’s comment with respect to the Company’s obligation to update all disclosures relating to the PIPE transaction, the minimum cash condition, and the Available Closing Cash condition, and advises the Staff that it intends to update its disclosures related to these items in future amendments.

46.	We note that Cantor was an underwriter for the initial public offering of the SPAC and that CCM was engaged as financial advisor in connection with the initial public offering of the SPAC, capital markets advisor in connection with the Business Combination and placement agent in connection with a potential PIPE transaction. We also note press reports that certain firms have ended their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from Cantor or CCM about ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to these firms for the SPAC’s initial public offering and other advisory services.

Response: The Company respectfully advises the Staff that Cantor has not been engaged in connection with the Business Combination or a potential PIPE transaction. The Company has engaged CCM as a capital markets advisor in connection with the Business Combination and placement agent in connection with a potential PIPE transaction. As of the date of this response letter neither the Company nor CERo has received notice from CCM about any of them ceasing involvement in the Business Combination and/or a potential PIPE transaction. To the extent CCM withdraws from their involvement in the Business Combination prior to the consummation of the Business Combination, the Company and CERo will notify their respective stockholders in a manner reasonably calculated to inform them about the withdrawal and its impact on the transaction, if material and as may be required by law, by amending or supplementing the proxy statement/prospectus, as applicable.

*****

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

July 19, 2023

Please contact the undersigned at (212) 459-7203 or via email at JLetalien@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Jeffrey A. Letalien
Jeffrey A. Letalien
Goodwin Procter LLP

cc:	Chris Ehrlich, Phoenix Biotech Acquisition Corp.
Stephen M. Davis, Goodwin Procter LLP
Adam C. Berkaw, Ellenoff Grossman & Schole LLP